UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL CONSOLIDATES SOLID OPERATIONAL EVOLUTION IN 2014 DELIVERING SUPERIOR MOBILE REVENUE GROWTH AND IMPROVED FIXED REVENUE TREND

Highlights

o Total accesses reached 95.4 million in the quarter (+3.1% y-o-y), of which 79.9 million in the mobile business and 15.4 million in the fixed business;

o Leadership in higher revenue mobile segments, with continuous growth in postpaid access,+19.7% y-o-y in 4Q14. Postpaid clients accounted for 35.5% of the mobile access base (+4.8 p.p. y-o-y);

o Net additions in the postpaid segment totaled 4,662 thousand in 2014, with the share of net additions coming to 56.3% in the year. The segment’s market share reached  41.8% in December (+2,0 p.p. y-o-y);

o Mobile ARPU grew 4.5% q-o-q in 4Q14, stimulated by the growth of 18.3% y-o-y in Data ARPU. In 2014, ARPU increased by 0.5% y-o-y;

o Broadband accesses totaled 3,925 thousand in 4Q14 (+0.1% y-o-y), while FTTH solution reached 375 thousand accesses (+83.5% y-o-y), accelerating net additions to 52 thousand accesses (49 thousand in 3Q14);

o Growth in TV accesses remained good, with annual upturn of 22.3%. In 4Q14, net additions came to 43 thousand accesses (40 thousand in 3Q14);

o Recurring mobile service revenue recorded annual variation of +5.8% in 4Q14 and +4.6% in 2014. Excluding the effect of MTR reductions in 2014, the variation in the quarter was +8.9% y-o-y;

o Data and VAS (Value Added Services) revenue already account for 38.6% of the Mobile Service Revenue in 4Q14, leveraged by the growth of VAS and mobile internet revenue, which increased by 22.4% y-o-y;

o Fixed service revenue reduced -4.8% y-o-y in 4Q14 and -3.9% y-o-y in 2014, reflecting substantial improvement over 2013’s performance (-6.4%) By excluding the effects of the VC and the basic tariff reduction, the variation would be of -1.1% in 4Q14 over 4Q13;

o Pay TV revenue grew by 22.2% y-o-y in 4Q14, increasing its share as a percentage of Fixed Service Revenue by 1.3 p.p. y-o-y;

o Recurring operating costs fell by 0.4% over 4Q13, with controlled growth of 1.3% y-o-y in 2014;

o The evolution of EBITDA is negatively impacted by non-recurring events of organizational restructuring in 4Q14 (R$212.0 million) and in 4Q13 (R$72.9 million), and positively impacted by the tax recovering in 4Q13 (R$165.8 million). The recurring EBITDA grew by 6.6% y-o-y on 4Q14, annually expanding for the third consecutive quarter. In 2014, Recurring EBITDA totaled R$10.6 billion, +1.2% y-o-y;

o The fourth-quarter recurring EBITDA margin stood at 32.7%, +1.5 p.p. over 4Q13. In 2014, Recurring Margin reached 30.3% (-0.1 p.p. y-o-y);

o Investments of R$9.1 billion in the year, of which R$2.8 billion referring to the acquisition of the 700 MHz license;

o Dividends and IOC declared in 2014 totaled R$4.8 billion.

HIGHLIGHTS

Consolidated in R$ million	4Q14	3Q14	∆%	4Q13	∆%	2014	2013	∆%

Net Operating Revenues	9,047.6	8,723.9	3.7	9,056.7	(0.1)	35,000.0	34,721.9	0.8

Net Operating Services Revenues	8,747.4	8,415.4	3.9	8,733.1	0.2	33,784.7	33,410.8	1.1

Net operating mobile revenues	5,918.8	5,629.5	5.1	5,762.7	2.7	22,524.6	21,691.1	3.8
Recurrent net mobile revenues	5,918.8	5,629.5	5.1	5,596.9	5.8	22,524.6	21,525.3	4.6
Net operating fixed revenues	2,828.6	2,785.9	1.5	2,970.4	(4.8)	11,260.1	11,719.7	(3.9)

Net handset revenues	300.2	308.5	(2.7)	323.6	(7.2)	1,215.3	1,311.1	(7.3)

Recurrent Net Operating Revenues	9,047.6	8,723.9	3.7	8,890.9	1.8	35,000.0	34,556.1	1.3

Operating costs	(6,298.8)	(6,176.4)	2.0	(6,185.5)	1.8	(24,595.4)	(24,146.3)	1.9
Recurrent Operating costs	(6,086.8)	(6,176.4)	(1.5)	(6,112.6)	(0.4)	(24,383.4)	(24,063.2)	1.3

EBITDA	2,748.8	2,547.5	7.9	2,871.2	(4.3)	10,404.6	10,575.6	(1.6)
EBITDA Margin %	30.4%	29.2%	1.2 p.p.	31.7%	(1.3) p.p.	29.7%	30.5%	(0.7) p.p.

Recurrent EBITDA	2,960.8	2,547.5	16.2	2,778.3	6.6	10,616.6	10,492.9	1.2
Recurrent EBITDA Margin %	32.7%	29.2%	3.5 p.p.	31.2%	1.5 p.p.	30.3%	30.4%	(0.0) p.p.

Net income	1,260.9	1,022.3	23.3	1,231.3	2.4	4,936.6	3,715.9	32.9

Capex	4,965.4	1,558.6	218.6	2,204.9	125.2	9,140.4	6,033.2	51.5

Total accesses (thousand)	95,375	95,437	(0.1)	92,547	3.1	95,375	92,547	3.1
Total mobile accesses	79,938	79,823	0.1	77,245	3.5	79,938	77,245	3.5
Total fixed accesses	15,437	15,614	(1.1)	15,302	0.9	15,437	15,302	0.9

Telefonica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the fourth quarter and year of 2014, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down. Until the second quarter of 2013, the results of the following direct and indirect subsidiaries are consolidated in the Company's statements: Vivo S.A., Telefonica Data S.A., A. Telecom S.A., Telefonica Sistema de Televisão S.A., Ajato Telecomunicacoes Ltda., GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Alianca Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações. As of the third quarter of 2013, after the corporate restructuring, Telefonica Data S.A. is the remaining subsidiary consolidated in the Company's statements.

Mobile Business

OPERATING PERFORMANCE

Thousand	4Q14	3Q14	∆%	4Q13	∆%	2014	2013	∆%

Mobile total accesses	79,938	79,823	0.1	77,245	3.5	79,938	77,245	3.5
Postpaid	28,355	27,183	4.3	23,693	19.7	28,355	23,693	19.7
M2M	3,513	3,204	9.6	2,363	48.7	3,513	2,363	48.7
Prepaid	51,582	52,640	(2.0)	53,552	(3.7)	51,582	53,552	(3.7)
Market Share (*)	28.5%	28.7%	(0.2) p.p.	28.5%	(0.0) p.p.	28.5%	28.5%	(0.0) p.p.
Postpaid	41.8%	41.5%	0.3 p.p.	39.8%	2.0 p.p.	41.8%	39.8%	2.0 p.p.
ex. M2M	42.9%	42.8%	0.0 p.p.	41.6%	1.2 p.p.	42.9%	41.6%	1.2 p.p.
Mobile broadband (modem only)	50.8%	51.6%	(0.8) p.p.	50.8%	0.0 p.p.	50.8%	50.8%	0.0 p.p.
Net additions	115	466	(75.4)	630	(81.8)	2,693	1,108	n.a.
Postpaid	1,172	1,014	15.6	1,555	(24.6)	4,662	4,891	(4.7)
Market Share of net additions (*)	5.1%	16.8%	(11.7) p.p.	22.3%	(17.2) p.p.	28.0%	11.9%	16.0 p.p.
Postpaid	50.2%	50.0%	0.2 p.p.	60.0%	(9.9) p.p.	56.3%	57.0%	(0.7) p.p.
Market penetration	140.2%	139.3%	0.9 p.p.	136.4%	3.8 p.p.	140.2%	136.4%	3.8 p.p.
Monthly churn	4.1%	3.8%	0.3 p.p.	4.1%	0.0 p.p.	3.7%	3.8%	(0.1) p.p.
Postpaid ex. M2M	1.7%	1.8%	(0.0) p.p.	1.5%	0.3 p.p.	1.6%	1.7%	(0.1) p.p.
Prepaid	5.3%	4.8%	0.6 p.p.	5.2%	0.1 p.p.	4.7%	4.6%	0.1 p.p.
ARPU (R$/month)	24.6	23.6	4.5	24.8	(0.8)	23.7	23.6	0.5
Voice	15.1	14.7	3.1	16.8	(9.9)	15.0	16.1	(7.2)
Data	9.5	8.9	6.8	8.0	18.3	8.8	7.5	16.9
Postpaid ex. M2M ARPU	50.0	49.2	1.7	53.1	(5.8)	49.7	54.5	(8.9)
Prepaid ARPU	12.8	12.1	5.2	13.1	(2.2)	12.3	12.7	(3.0)
MOU	141.3	132.4	6.7	134.9	4.7	134.5	124.0	8.5

(*) Source: Anatel.

o Total accesses registered increase of 3.5% over 4Q13, totaling 79,938 thousand accesses. Worthy of mention is the postpaid segment, which grew by 19.7% y-o-y with 28,355 thousand accesses, increasing the postpaid customer mix to 35.5%, an increase of 4.8 p.p. in the annual comparison.

o Total market share came to 28.5% in 4Q14 (-0.2 p.p. q-o-q). In the postpaid segment Telefônica Brasil achieved 56.3% of the year’s net additions, recording a market share of 41.8% (+0.3 p.p. q-o-q), reflecting the superior quality offered by the Company, which is the also leader in number of 4G-technology terminals, with a market share of 38.9% in December 2014.

o Data card market share came to 50.8% in December, remaining stable over December 2013, despite the 8.3% reduction of this market in the same period. Such growth is leveraged by the differentiated 3G, HSPA+ and nationwide 4G coverage.

o    In the machine-to-machine (M2M) market, the access base continued to record exceptional performance, reaching 3.5 million customers in December, up 48.7% y-o-y.

o    In 4Q14, mobile net additions reached 115 thousand accesses, with postpaid net additions reaching 1,172 thousand accesses in the quarter, and 4,662 thousand in 2014, corresponding to a share of 56.3% of net additions in 2014.

o    Total ARPU registered variation of +4.5% q-o-q and -0.8% y-o-y, affected by the non-recurring tax recovery event in 4Q13. Excluding said effect, ARPU would increase by 2.2% y-o-y in 4Q14. Data ARPU recorded growth of 18.3% in 4Q14 compared to 4Q13. Excluding the effect of the MTR reduction in the period, recurring ARPU would have posted annual growth of 5.2% in 4Q14. In 2014, data ARPU increased by 16.9% when compared to the previous year, contributing to the 1.2% annual performance of recurring mobile ARPU, despite the regulatory impact.

o    The prepaid customer base posted annual reduction of 3.7% due to the restrictive disconnection policy applied to inactive clients, besides the more intense migration of most active prepaid customers to postpaid plans. In 2014, these migrations increased by 14% when compared to 2013.

NET OPERATING REVENUES

Consolidated in R$ million	4Q14	3Q14	∆%	4Q13	∆%	2014	2013	∆%

Net operating mobile revenues	6,219.0	5,938.0	4.7	6,086.3	2.2	23,739.9	23,002.1	3.2

Net service mobile revenues	5,918.8	5,629.5	5.1	5,762.7	2.7	22,524.6	21,691.1	3.8
Access and Usage	2,949.4	2,849.6	3.5	2,891.4	2.0	11,482.4	11,265.5	1.9
Network usage	569.1	569.4	(0.1)	797.5	(28.6)	2,365.7	3,269.7	(27.6)
Data plus VAS	2,282.4	2,124.6	7.4	1,864.3	22.4	8,308.2	6,877.4	20.8
Messaging P2P	418.4	424.2	(1.4)	467.8	(10.5)	1,705.3	1,973.3	(13.6)
Internet	1,398.2	1,270.7	10.0	1,056.4	32.4	4,942.6	3,740.0	32.2
VAS	465.8	429.7	8.4	340.1	37.0	1,660.3	1,164.1	42.6
Other services	117.9	85.9	37.3	209.6	(43.7)	368.3	278.4	32.3
Net handset revenues	300.2	308.5	(2.7)	323.6	(7.2)	1,215.3	1,311.1	(7.3)

Note: In order to better reflect the consolidated performance, revenues are presented after intercompany. In addition, Mobile Net Revenue considers the allocation of long-distance revenue by call origination.

Fourth-quarter net mobile revenue rose by 2.2% over 4Q13, fueled by increased data and VAS revenue. Mobile service revenue posted a 2.7% y-o-y increase in 4Q14, affected by the non-recurring tax recovery effect, occurred in 4Q13, totaling R$165.8 million of ICMS on disputed invoices of previous years. Excluding this effect, mobile revenue would have grown by 5.0% y-o-y and the mobile service revenue by 5.8% in 4Q14 over 4Q13. By considering 4Q13 recurring revenue and excluding the 2014 MTR reduction impact, 4Q14 mobile service revenue increased by 8.9% in the annual comparison.

Access and usage revenue increased by 2.0% compared to 4Q13 and 3.5% over 3Q14. Such performance reflects the increase of lines in the postpaid customer base, besides the recovery in the share of revenues from prepaid recharges in the period.

Network usage revenue decreased by 28.6% in the fourth quarter over 4Q13, mainly due to the 25.0% MTR reduction occurred in February 2014. Such reduction would come to 6.3% with the normalization of this effect, impacted by the lower incoming mobile traffic, reflecting the community effect.

Data and VAS revenue continued to record solid performance in 4Q14, with positive variation of 22.4% in the annual comparison. The success in sales of data packages and plans, and the higher smartphones penetration within our customer base have been drivers for such growth. In 4Q14, data and VAS revenue increased its share to 38.6% of the net mobile service revenue, an evolution of 6.2 p.p. y-o-y. Considering outgoing revenue only, data and VAS accounted for 42.7% in 4Q14.

SMS revenue decreased by 10.5% y-o-y, reflecting the maturity of the service. The variation over last quarter was more controlled (-1.4% q-o-q), due to the adoption to higher value added offers which are integrates SMS, voice and data packages.

Mobile internet revenue maintained high level growth, 32.4% up in the y-o-y comparison, and accounting for 61.3% of data revenue in 4Q14. This performance is directly linked to the strong growth in postpaid data accesses, especially 4G Plus plans, and in the smartphone handset base, which increased by 15 million in 2014. In the pure individual postpaid customer segment, 84% of the customers own smartphones or webphones.

Fourth-quarter VAS revenue climbed by 8.4% over 3Q14 and 37.0% compared to the same period of last year, influenced by the “Plataforma de Educação”, “Vivo Segurança”, “Vivo Sync” and “Vivo Som de Chamada” services, which support the high growth pace of VAS. In 2014, revenue accumulated growth of 42.6% when compared to the previous year.

Other service revenue reached R$117.9 million, 43.7% less than in last quarter. Such result reflects the R$165.8 million ICMS recovery occurred in 4Q13, which increased the comparison basis. In 2014 over 2013, this revenue line grew by 32.3%.

Mobile handset revenue fell 7.2% over 4Q13 and 2.7% over last quarter, with the postpaid customer base growing by 20%, reflecting the rationality of the policy of subsidies currently granted only in sales of handsets to postpaid clients with 4G data plans.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	4Q14	3Q14	∆%	4Q13	∆%	2014	2013	∆%

Fixed voice accesses	10,742	10,939	(1.8)	10,750	(0.1)	10,742	10,750	(0.1)
Residential	7,084	7,289	(2.8)	7,128	(0.6)	7,084	7,128	(0.6)
Corporate	3,071	3,064	0.2	3,029	1.4	3,071	3,029	1.4
Others	587	586	0.2	593	(1.1)	587	593	(1.1)
Fixed broadband	3,925	3,947	(0.6)	3,922	0.1	3,925	3,922	0.1
Pay TV*	771	728	5.9	630	22.3	771	630	22.3
Total fixed accesses	15,437	15,614	(1.1)	15,302	0.9	15,437	15,302	0.9

% Broadband / fixed voice accesses	36.5%	36.1%	0.5 p.p.	36.5%	0.1 p.p.	36.5%	36.5%	0.1 p.p.

(*) Excludes subscribers of the over-the-top service Vivo Play.

o    Fixed voice total accesses grew by 0.9% over the previous year, totaling 15,437 thousand accesses in the quarter, influenced by the growth in the Pay TV segment and the stable annual performance in voice and fixed broadband.

o    Fixed voice accesses remained virtually stable y-o-y, totaling 10,742 thousand in 4Q14, while corporate accesses increased by 1.4% over the previous year. The performance in the residential segment reflects, mainly, the adjustment of the sales strategy related to the fixed wireless solution, with the adoption of stricter credit criteria.

o    Fixed broadband accesses recorded 3,925 thousand customers in 4Q14, a growth of 0.1% over 4Q13, with net additions of 3 thousand accesses, due to the success of the strategy of converting ADSL customers to FTTH.In 2014, Telefônica reached share of 61% of broadband net additions in speeds above 34 Mbps in the state of São Paulo. The FTTH footprint exceeded 4.1 million HP in December 2014 (2.6 million addressable homes*) and the fiber access base already recorded 375 thousand accesses, a 16.3% evolution over the 3Q14 base.

o     Pay TV accesses climbed by 22.3% in the y-o-y comparison, to 771 thousand subscribers in 4Q14, with 43 thousand net additions in the quarter. It is worth mentioning the IPTV technology customer base, which ARPU is higher and already reaches 95 thousand accesses.

*Excludes inoperable areas, vacant buildings and homes that do not fit the targeted public of this technology.

NET OPERATING REVENUES

Consolidated in R$ million	4Q14	3Q14	∆%	4Q13	∆%	2014	2013	∆%

Net operating fixed revenue	2,828.6	2,785.9	1.5	2,970.4	(4.8)	11,260.1	11,719.7	(3.9)

Voice and accesses	1,393.9	1,374.0	1.5	1,511.1	(7.8)	5,608.9	6,160.3	(9.0)
Interconnection	105.5	100.1	5.5	121.2	(12.9)	425.1	460.0	(7.6)
Data transmission	910.8	925.3	(1.6)	942.0	(3.3)	3,655.7	3,650.5	0.1
Pay TV	162.0	152.5	6.2	132.5	22.2	597.5	491.4	21.6
Other services	256.3	234.1	9.5	263.7	(2.8)	972.8	957.5	1.6

% Data / Net Operating Revenue	32.2%	33.2%	(1.0) p.p.	31.7%	0.5 p.p.	32.5%	31.1%	1.3 p.p.

Note: In order to better reflect the consolidated performance, revenues are presented after intercompany. In addition, Fixed Net Revenue considers the allocation of long-distance revenue by call origination and the allocation of revenue from the FWT solution (“Vivo Fixo”).

Net revenue from the fixed line business decreased by 4.8% y-o-y, particularly due to fixed to mobile tariff (VC) reduction on February 24, 2014 and the reduction of the basic tariff provisioned in accordance with ANATEL’s act, in force as of June 04, 2014. Excluding this effect, fixed service net revenue would decrease would be of 1.1% in the period.

Voice and access revenue decreased by 7.8% over 4Q13, justified by the fixed to mobile substitution, in addition to regulatory impacts. Excluding VC and basic tariff reductions, the variation would be of -0.6% in the y-o-y comparison.

Network usage revenue decreased by 12.9% when compared to 4Q13, due to the lower incoming fixed traffic. Over the previous year, this line grew by 5.5% in 4Q14.

Data revenue reduced by 3.3% y-o-y and 1.6% q-o-q. This evolution was influenced by the fiercer competition in the broadband segment. To address this issue, the Company has been focusing on the migration of customers to higher speeds, mainly in FTTH, expanding the fiber customer base, which has higher ARPU, lower churn and already totals 375 thousand accesses. Data revenue remained virtually stable in 2014, with a variation of 0.1% compared to 2013.

Pay TV revenue grew by 22.2% in 4Q14 over 4Q13, due to the fast growth of the DTH and IPTV subscriber base, with an increased adoption of HD packages, which ARPU is higher.

Other service revenue reduced by 2.8% y-o-y, impacted by the volatility in the sale of equipment linked to contracts with large clients. In the full year, this revenue line climbed by 1.6% over 2013.

Consolidated Operating Costs

Consolidated in R$ million	4Q14	3Q14	∆%	4Q13	∆%	2014	2013	∆%

Operating costs	(6,298.8)	(6,176.4)	2.0	(6,185.5)	1.8	(24,595.4)	(24,146.3)	1.9

Personnel	(830.4)	(629.9)	31.8	(652.3)	27.3	(2,679.3)	(2,531.9)	5.8
Costs of services rendered	(2,573.4)	(2,639.8)	(2.5)	(2,572.4)	0.0	(10,498.9)	(10,637.1)	(1.3)
Interconnection	(724.8)	(798.6)	(9.2)	(932.6)	(22.3)	(3,176.3)	(3,842.3)	(17.3)
Taxes and contributions	(409.7)	(414.7)	(1.2)	(421.2)	(2.7)	(1,692.1)	(1,721.4)	(1.7)
Third-party services	(1,028.9)	(1,004.0)	2.5	(856.6)	20.1	(4,024.5)	(3,581.7)	12.4
Others	(410.0)	(422.5)	(3.0)	(362.0)	13.3	(1,606.0)	(1,491.7)	7.7
Cost of goods sold	(584.2)	(516.7)	13.1	(527.2)	10.8	(2,107.1)	(2,117.9)	(0.5)
Selling expenses	(2,034.3)	(2,005.1)	1.5	(2,059.3)	(1.2)	(7,888.4)	(7,426.5)	6.2
Provision for bad debt	(237.5)	(230.5)	3.0	(172.0)	38.1	(896.3)	(741.3)	20.9
Third-party services	(1,694.6)	(1,686.3)	0.5	(1,816.7)	(6.7)	(6,644.2)	(6,397.0)	3.9
Others	(102.2)	(88.3)	15.7	(70.6)	44.8	(347.9)	(288.2)	20.7
General and administrative expenses	(212.7)	(270.6)	(21.4)	(215.3)	(1.2)	(1,024.0)	(1,049.5)	(2.4)
Third-party services	(219.7)	(194.1)	13.2	(185.7)	18.3	(795.2)	(804.5)	(1.2)
Others	7.0	(76.5)	n.a.	(29.6)	n.a.	(228.8)	(245.0)	(6.6)
Other net operating revenue (expenses)	(63.8)	(114.3)	(44.2)	(159.0)	(59.9)	(397.7)	(383.4)	3.7

Operating costs, excluding depreciation and amortization expenses, totaled R$6,298.8 million in the fourth quarter, growing 1.8% compared to the same period of last year. On the quarter-over-quarter comparison, operating costs posted variation of 2.0%. Excluding non-recurring effects from organizational restructuring programs occurred in 4Q13 and 4Q14, costs reduced 0.4% over the previous year despite the inflationary impact. This performance was mainly driven by the efforts searching better efficiency and improved business performance, focusing on adding value.

Personnel costs increased by 27.3% compared to 4Q13 and 31.8% over the previous quarter, impacted by the provision for an organizational restructuring program in the total amount of R$212 million. Excluding this non-recurring effect, this line recorded an annual variation of 6.7% in 4Q14, in line with the period’s inflation. In the full year of 2014, growth came to 4.1% y-o-y, due to the collective bargain granted in January 2014.

The cost of services rendered remained flat in 4Q14 over 4Q13, influenced by the MTR reduction occurred in February 2014. Excluding this effect, the increase came to 6.5%, mainly due to higher site leasing expenses tied to the efforts to ensure quality, increase capacity and expand mobile coverage, mainly in 4G, in addition to increased expenses with purchase of TV and mobile content, which grow in line with the increase in the subscriber base and revenue.

Cost of goods sold increased by 10.8% in 4Q14 over 4Q13, due to the increased volume of higher-value equipment, with 4G technology, in the portfolio mix of handsets, which unit costs and subsidies are higher. In 2014, savings came to 0.5% y-o-y, reflecting the Company’s rationality in granting subsidies.

Service selling expenses recorded a drop of 1.2% in the quarter compared to 4Q13, chiefly due to higher commercial rationality in the period and simplified offers and processes. Third-party services declined y-o-y, influenced by savings mainly related to call center and data processing expenses, reflecting the reformulation and simplification of plans and offers, offsetting the increase in commissioning expenses in the period.

Provisions for bad debt closed 4Q14 at R$237.5 million, with default levels at 1.8% of total gross revenue (+0.5 p.p. y-o-y), due to current market conditions. The Company decided to adopt stricter credit and collection criteria in order to control default levels.

General and administrative expenses fell by 1.2% in 4Q14 over 4Q13, chiefly due to the strict cost control, with savings mainly related to rent. In 2014 over 2013, this reduction came to 2.4%.

Other net operating revenues (expenses) totaled an expense of R$63.8 million in 4Q14, 60% down on 4Q13, justified by the reduced provisions for contingencies in the period.

Ebitda

Recurring EBITDA (earnings before interest, taxes, depreciation and amortization) stood at R$2,960.8 million in 4Q14, 6.6% up on 4Q13, due to the efforts to increase cost efficiency, and the larger higher-value mobile access base. The recurring EBITDA margin reached 32.7%, a y-o-y upturn of 1.5 p.p., compared to the recurring margin of 31.2% in 4Q13.

Depreciation and Amortization

Consolidated in R$ million	4Q14	3Q14	∆%	4Q13	∆%	2014	2013	∆%

EBITDA	2,748.8	2,547.5	7.9	2,871.2	(4.3)	10,404.6	10,575.6	(1.6)

Depreciation and Amortization	(1,352.7)	(1,310.5)	3.2	(1,429.2)	(5.4)	(5,295.6)	(5,643.3)	(6.2)
Depreciation	(895.7)	(854.7)	4.8	(942.2)	(4.9)	(3,458.1)	(3,815.2)	(9.4)
Amortization of intangibles (*)	(199.2)	(199.2)	0.0	(199.2)	0.0	(796.8)	(796.8)	0.0
Other amortizations	(257.8)	(256.6)	0.5	(287.8)	(10.4)	(1,040.7)	(1,031.3)	0.9

EBIT	1,396.1	1,237.0	12.9	1,442.0	(3.2)	5,109.0	4,932.3	3.6

(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

Depreciation and amortization reduced by 5.4% y-o-y, chiefly due to the gain from the periodical review of the useful life of fixed assets as of 2Q14. These changes represented a net recurring reduction in depreciation expenses of R$132 million in 4Q14.

 Financial Result

Consolidated in R$ million	4Q14	3Q14	∆%	4Q13	∆%	2014	2013	∆%

Net Financial Income	(85.2)	(76.4)	11.5	(83.7)	1.8	(362.0)	(214.8)	68.5

Financial Revenues	550.9	540.0	2.0	397.2	38.7	1,983.4	1,726.8	14.9
Income from Financial Transactions	192.0	206.2	(6.9)	229.2	(16.2)	749.2	818.8	(8.5)
Monetary and exchange variations	309.7	300.3	3.1	114.9	169.5	1,084.1	762.5	42.2
Other financial revenues	49.2	33.5	46.9	54.6	(9.9)	150.1	167.0	(10.1)
(-) Pis and Cofins taxes	0.0	0.0	n.a.	(1.5)	n.a.	0.0	(21.5)	n.a.
Financial Expenses	(636.1)	(616.4)	3.2	(480.9)	32.3	(2,345.4)	(1,941.6)	20.8
Financial Expenses	(266.7)	(268.5)	(0.7)	(295.1)	(9.6)	(1,075.3)	(1,011.1)	6.3
Monetary and exchange variations	(369.4)	(347.9)	6.2	(185.8)	98.8	(1,270.1)	(930.5)	36.5

Net financial expenses increased by 1.8% in 4Q14 when compared to 4Q13, mostly fueled by the Company’s higher net debt.

Net Income

4Q14 net income totaled R$1,260.9 million, 2.4% up on the fourth quarter of 2013, mainly due to the higher EBITDA in the y-o-y comparison and the lower depreciation due to the review of assets’ useful life. In the full year of 2014, the Company posted net income of R$4,936.6 million, 32,9% more than in 2013, due to, among other factors, the review, in 2Q14, of intangible asset tax bases, in line with Law 12,973, whose net positive effect in the results amounted to R$1,196.0 million.

Capex

Consolidated in R$ million	4Q14	3Q14	4Q13	2014	2013

Network	1,836.4	1,377.3	1,850.6	5,517.0	4,683.3
Technology / Information System	249.4	138.4	271.2	590.4	569.5
Products and Services, Channels, Administrative and others	113.5	42.9	83.1	266.9	329.5
Licenses	2,766.0	0.0	0.0	2,766.0	451.0
Total	4,965.4	1,558.6	2,204.9	9,140.4	6,033.2

Capex ex. licenses / Net operating revenue	24.3%	17.9%	24.3%	18.2%	16.1%

4Q14 Capex totaled R$4,965.4 million. Excluding the amount paid for the license acquisition and cleaning of the 700 MHz spectrum, fully booked in the fourth quarter, Capex accounted for 24.3% of net operating revenue. Investments totaled R$9,140.4 million in 2014, 51.5% more than in 2013. Excluding investments in licenses, 2014 Capex corresponded to 18.2% of revenue, 14.2% up on 2013. This increase is in line with the Company’s plan, focused on the expansion of the FTTH footprint, investments in transmission infrastructure, 3G capacity and 4G coverage to maintain the Company’s superior quality standards.

Cash Flow

Consolidated in R$ million	4Q14	3Q14	∆ R$	4Q13	∆ R$	2014	2013	∆ R$

Cash generation provided by operating activities	2,958.4	2,645.3	313.1	2,554.9	403.5	9,384.2	9,576.2	(192.0)
Cash applied by investing activities	(3,276.0)	(1,617.7)	(1,658.3)	(721.2)	(2,554.8)	(7,607.6)	(5,543.8)	(2,063.8)
Cash flow after investing activities	(317.6)	1,027.6	(1,345.2)	1,833.7	(2,151.3)	1,776.6	4,032.4	(2,255.8)
Cash applied by financing activities	(1,367.0)	(137.0)	(1,230.0)	(3,920.0)	2,553.0	(3,627.8)	(4,622.0)	994.2
Cash flow after financing activities	(1,684.6)	890.6	(2,575.2)	(2,086.3)	401.7	(1,851.2)	(589.6)	(1,261.6)
Cash and Equivalents at the beginning	6,377.3	5,486.7	890.6	8,630.2	(2,252.9)	6,543.9	7,133.5	(589.6)
Cash and Equivalents at the end	4,692.7	6,377.3	(1,684.6)	6,543.9	(1,851.2)	4,692.7	6,543.9	(1,851.2)

In 4Q14, operating cash flow came to R$2,958.4 million, R$403.5 million higher than in 4Q13. Cash used in investment activities increased by R$2,554.8 million, due to the payment for the acquisition of the 700 MHz license in December 2014, and the higher volume payments due to investments in the plant. As a result, cash flow after investment activities consumed R$317.6 million in 4Q14. Cash used in financing activities decreased by R$2,553.0 million, due to reduced dividend and interest on equity payments and obligations maturing in the period.

Operating cash generation in 2014 reached R$9,384.2 million slightly reducing over last year. Cash applied in investment activities recorded an increase of R$2,063.8 million, mainly due to the payment of the 700 MHz license acquisition. As a result, cash flow after investment activities consumed R$2,255.8 million in 2014 compared to 2013. Cash used in financing activities recorded a reduction of R$994.2 million, chiefly reflecting reduced dividend and interest on equity payments, partially offset by the reduced volume of debenture issue/renegotiation in 2014, resulting in an downturn of R$1,261.6 million in cash flow after financing activities.

Indebtedness

December 2014

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR LTIR	LTIR + 0.0% to 9.0%	Until 2019	510.3	1,224.1	1,734.4
BNDES	R$	2.5% to 8.7%	Until 2023	87.5	220.9	308.4
BNB	R$	10.0%	Until 2016	68.0	54.0	122.1
Debentures	R$	106.8% of CDI	Until 2015	655.7	0.0	655.7
Debentures	R$	IPCA+0.5% to IPCA + 4%	Until 2021	0.3	113.1	113.4
Debentures	R$	100% of CDI + 0.75 spread	Until 2017	71.8	1,999.4	2,071.3
Debentures	R$	100% of CDI + 0.68 spread	Until 2018	27.2	1,299.1	1,326.3
Financial Leases	R$	-	Until 2033	24.5	205.9	230.3
Foreign currency
BEI	US$	4.18%	Until 2015	717.0	0.0	717.0
BNDES	UMBND	ECM + 2.38%	Until 2019	101.9	418.3	520.2
Other	US$	-	Until 2015	0.3	0.0	0.3

Total				2,264.5	5,534.7	7,799.3

L.T. OBLIGATIONS		NET FINANCIAL DEBT
(R$ million)
December 2014		Consolidated in R$ million	12/31/14	09/30/14	12/31/13
Year	Amount
2016	599.9	Short-term Debt	2,264.5	2,093.3	1,523.7
2017	2,557.3	Long-term Debt	5,534.7	6,252.5	7,229.8
2018	1,845.1	Total Debt	7,799.3	8,345.8	8,753.6
2019	374.2	Cash and cash equivalents	(4,753.1)	(6,436.2)	(6,604.1)
2020	31.9	Net derivatives position	(719.6)	(459.3)	(349.9)
After 2020	126.3	Net debt	2,326.5	1,450.3	1,799.6
Total	5,534.7	Net debt/EBITDA	0.22	0.14	0.17

The Company closed 4Q14 with gross debt of R$7,799.3 million, 15.9% of which denominated in foreign currency. The 10.9% reduction over 4Q13 was mainly driven by the settlement of debentures and amortizations of loans hired with BNDES, BNB and BEI.

Net debt totaled R$2,326.5 million at the close of 4Q14, accounting for 0.22 of the EBITDA of the last 12 months. In comparison with 4Q13, net debt increased by R$526.9 million, mainly explained by the payment of the 700 MHz license to ANATEL in 4Q14. Foreign exchange exposure of debt is 100% covered by hedge transactions.

Capital Market

Telefonica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 4Q14 at R$39.89 and R$46.85, respectively, depreciating by 5.7% and 3.2% over 3Q14, versus a depreciation of 7.6% in the Bovespa Index (Ibovespa). The Company's ADRs closed the quarter at US$17.68, 10.2% down on 3Q14, versus an increase in the Dow Jones' index of 4.6% in the period.

In 2014, VIVT3 and VIVT4 shares registered devaluation of 0.3% and appreciation of 4.5%, respectively, versus a drop of 2.9% in the Bovespa Index (Ibovespa). ADRs fell by 8.0% in 2014, versus an increase in the Dow Jones' index of 7.5% in the period.

The daily traded volume of VIVT3 and VIVT4 in the quarter averaged R$881.4 thousand and R$45,040.0 thousand, respectively. The daily traded volume of ADRs averaged US$32,550.5 thousand in the same period.

The daily traded volume of VIVT3 and VIVT4 in 2014 averaged R$934.1 thousand and R$48,833.4 thousand, respectively, while the daily traded volume of ADRs averaged US$36,216.9 thousand in the same period.

The table below shows the Company’s stock performance for the year:

Dividends

The Board of Directors’ meetings of November 17 and December 18, 2014 approved the payment of interest on equity in the gross amount of R$0.783888 per common share and R$0.862276 per preferred share, for total of R$938.7 million, corresponding to a payout net of withholding income tax of R$0.666304 per common share and R$0.732935 per preferred share, for a total of R$797.9 million.

On January 30, 2015, the Board of Directors approved, as a subsequent event to the fourth quarter, the payment of interim dividends totaling R$2,750.0 million, based on net income for fiscal year 2014, equivalent to R$2.296523 per common share and R$2.526175 per preferred share.

These payments will occur until the end of fiscal year 2015, on a date to be defined by the Board of Executive Officers, to holders of common and preferred shares of record as described in the table below.

The interest on equity and dividends approved based on net income for fiscal year 2014 total the gross amount of R$4.043550 per common share and R$4.447905 per preferred share, for a total of R$4,842.0 million, corresponding to a payout net of withholding income tax of R$3.781496 per common share and R$4.159646 per preferred share, for a total of R$4,528.2 million, resulting in a payout of 98%.

The dividends and interest on equity already paid in 2014, based on net income for fiscal years 2013 and 2014 totaled R$2,783.1 billion, for a total gross amount of R$2.324157 per common share and R$2.556572 per preferred share.

2014	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2014)	1/30/2015	2/10/2015	2,750.0	2,750.0	ON	2.296523	2.296523	Until 12/31/2015
					PN	2.526175	2.526175
IOC (based on 2014)	12/18/2014	12/30/2014	475.4	404.1	ON	0.397030	0.337476	Until 12/31/2015
					PN	0.436733	0.371223
IOC (based on 2014)	11/17/2014	11/28/2014	463.2	393.8	ON	0.386857	0.328829	Until 12/31/2015
					PN	0.425543	0.361711
IOC (based on 2014)	10/20/2014	10/31/2014	305.8	259.9	ON	0.255350	0.217047	Until 12/31/2015
					PN	0.280885	0.238752
IOC (based on 2014)	9/19/2014	9/30/2014	250.2	212.6	ON	0.208914	0.177577	12/19/2014
					PN	0.229806	0.195335
IOC (based on 2014)	8/18/2014	8/29/2014	299.4	254.5	ON	0.250016	0.212514	12/19/2014
					PN	0.275018	0.233765
IOC (based on 2014)	7/18/2014	7/31/2014	298.0	253.3	ON	0.248860	0.211531	12/19/2014
					PN	0.273746	0.232684

2013	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2013)	4/23/2014	4/23/2014	132.5	132.5	ON	0.110683	0.110683	5/27/2014
					PN	0.121751	0.121751
Dividends (based on 2013)	2/25/2014	3/10/2014	1,043.0	1,043.0	ON	0.871008	0.871008	3/27/2014
					PN	0.958109	0.958109
IOC (based on 2013)	12/18/2013	12/30/2013	760.0	646.0	ON	0.634675	0.539474	3/14/2014
					PN	0.698143	0.593421
IOC (based on 2013)	10/18/2013	10/31/2013	538.0	457.3	ON	0.449283	0.381891	11/26/2013
					PN	0.494212	0.420080
Dividends (based on 2013)	10/18/2013	10/31/2013	746.0	746.0	ON	0.622984	0.622984	11/26/2013
					PN	0.685282	0.685282
IOC (based on 2013)	9/19/2013	9/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
					PN	0.202094	0.171780
IOC (based on 2013)	8/19/2013	8/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
					PN	0.202094	0.171780

Capital Stock

December 31, 2014	Common	Preferred	Total

Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.12%	25.99%
Treasury shares	251,440	2,081,246	2,332,686
	0.07%	0.28%	0.21%
Total number of shares	381,587,111	744,014,819	1,125,601,930

Book Value per share:	R$ 40.02
Subscribed/Paid-in Capital:	R$ 37,798,110	Thousands

Additional Notes

On September 18, 2014, the Company published a material fact informing that on the same date the Company and Vivendi S.A. and its subsidiaries entered into a Sale and Purchase Agreement and Other Covenants through which all the shares issued by GVT Participações S.A., the parent company of Global Village Telecom S.A. will be acquired by the Company. The signature of the Agreement and related documents was dully approved by the Company’s Board of Directors at the meeting held on the same date.

The consideration for the acquisition of GVT’s shares will be executed as follows by the Company to the Sellers:

•          An instalment totaling €4,663.00 million payable on demand and in cash, which can be financed with a capital increase through public subscription, whose terms and conditions will be opportunely determined by the Company’s Board of Directors.

•          One instalment in shares issued by the Company equivalent to 12% of common shares and 12% of preferred shares after the merger of GVTPar’s shares.

All common shares and 0.7% of the preferred shares, corresponding to 4.5% of the capital resulting from the Company’s and GVT’s association, will be, as Vivendi decided to accept Telefónica S.A.’s offer, exchanged for an 8.3% interest with voting rights in Telecom Itália S.p.A. (equivalent to 5.7% of its capital stock – 1,110 billion common shares).

This transaction is subject to the applicable corporate and regulatory approvals, including by the Brazilian Antitrust Authority (CADE) and ANATEL, in addition to other conditions usually applicable to this type of transaction.

On December 22, 2014, ANATEL granted preliminary approval for the acquisition of GVT’s total control by the Company, provided certain conditions are complied with: (i) the presentation of all the tax compliance certificates required by ANATEL; (ii) the elimination of STFC’s existing overlapping authorizations between the Company and GVT; (iii) the assumption by the Company of the obligation to maintain the geographic service coverage to users (contracts, plans and services); and (iv) the presentation of a coverage expansion plan.

On December 30, 2014, the Company filed a new request with ANATEL for the approval of the share transfer of Telecom Itália S.p.A. and the Company.

Consolidated in R$ million	4Q14	3Q14	∆%	4Q13	∆%	2014	2013	∆%

Gross operating revenues	13,562.3	13,110.2	3.4	13,357.9	1.5	52,602.9	51,908.0	1.3

Net Operating Revenues	9,047.6	8,723.9	3.7	9,056.7	(0.1)	35,000.0	34,721.9	0.8

Mobile	6,219.0	5,938.0	4.7	6,086.3	2.2	23,739.9	23,002.1	3.2
Fixed	2,828.6	2,785.9	1.5	2,970.4	(4.8)	11,260.1	11,719.7	(3.9)

Operating costs	(6,298.8)	(6,176.4)	2.0	(6,185.5)	1.8	(24,595.4)	(24,146.3)	1.9

Personnel	(830.4)	(629.9)	31.8	(652.3)	27.3	(2,679.3)	(2,531.9)	5.8
Costs of services rendered	(2,573.4)	(2,639.8)	(2.5)	(2,572.4)	0.0	(10,498.9)	(10,637.1)	(1.3)
Interconnection	(724.8)	(798.6)	(9.2)	(932.6)	(22.3)	(3,176.3)	(3,842.3)	(17.3)
Taxes and contributions	(409.7)	(414.7)	(1.2)	(421.2)	(2.7)	(1,692.1)	(1,721.4)	(1.7)
Third-party services	(1,028.9)	(1,004.0)	2.5	(856.6)	20.1	(4,024.5)	(3,581.7)	12.4
Others	(410.0)	(422.5)	(3.0)	(362.0)	13.3	(1,606.0)	(1,491.7)	7.7
Cost of goods sold	(584.2)	(516.7)	13.1	(527.2)	10.8	(2,107.1)	(2,117.9)	(0.5)
Selling expenses	(2,034.3)	(2,005.1)	1.5	(2,059.3)	(1.2)	(7,888.4)	(7,426.5)	6.2
Provision for bad debt	(237.5)	(230.5)	3.0	(172.0)	38.1	(896.3)	(741.3)	20.9
Third-party services	(1,694.6)	(1,686.3)	0.5	(1,816.7)	(6.7)	(6,644.2)	(6,397.0)	3.9
Others	(102.2)	(88.3)	15.7	(70.6)	44.8	(347.9)	(288.2)	20.7
General and administrative expenses	(212.7)	(270.6)	(21.4)	(215.3)	(1.2)	(1,024.0)	(1,049.5)	(2.4)
Third-party services	(219.7)	(194.1)	13.2	(185.7)	18.3	(795.2)	(804.5)	(1.2)
Others	7.0	(76.5)	n.a.	(29.6)	n.a.	(228.8)	(245.0)	(6.6)
Other net operating revenue (expenses)	(63.8)	(114.3)	(44.2)	(159.0)	(59.9)	(397.7)	(383.4)	3.7

EBITDA	2,748.8	2,547.5	7.9	2,871.2	(4.3)	10,404.6	10,575.6	(1.6)
EBITDA Margin %	30.4%	29.2%	1.2 p.p.	31.7%	(1.3) p.p.	29.7%	30.5%	(0.7) p.p.

Depreciation and Amortization	(1,352.7)	(1,310.5)	3.2	(1,429.2)	(5.4)	(5,295.6)	(5,643.3)	(6.2)
Depreciation	(895.7)	(854.7)	4.8	(942.2)	(4.9)	(3,458.1)	(3,815.2)	(9.4)
Goodwill amortization	(199.2)	(199.2)	0.0	(199.2)	0.0	(796.8)	(796.8)	0.0
Others amortizations	(257.8)	(256.6)	0.5	(287.8)	(10.4)	(1,040.7)	(1,031.3)	0.9

EBIT	1,396.1	1,237.0	12.9	1,442.0	(3.2)	5,109.0	4,932.3	3.6

Net Financial Income	(85.2)	(76.4)	11.5	(83.7)	1.8	(362.0)	(214.8)	68.5
Financial Revenues	550.9	540.0	2.0	397.2	38.7	1,983.4	1,726.8	14.9
Income from Financial Transactions	192.0	206.2	(6.9)	229.2	(16.2)	749.2	818.8	(8.5)
Monetary and exchange variations	309.7	300.3	3.1	114.9	169.5	1,084.1	762.5	42.2
Other financial revenues	49.2	33.5	46.9	54.6	(9.9)	150.1	167.0	(10.1)
(-) Pis and Cofins taxes	0.0	0.0	n.a.	(1.5)	n.a.	0.0	(21.5)	n.a.
Financial Expenses	(636.1)	(616.4)	3.2	(480.9)	32.3	(2,345.4)	(1,941.6)	20.8
Financial Expenses	(266.7)	(268.5)	(0.7)	(295.1)	(9.6)	(1,075.3)	(1,011.1)	6.3
Monetary and exchange variations	(369.4)	(347.9)	6.2	(185.8)	98.8	(1,270.1)	(930.5)	36.5

Gain (loss) on investments	0.4	5.1	(92.2)	(50.3)	n.a.	6.9	(55.1)	n.a.

Taxes	(50.4)	(143.4)	(64.9)	(76.7)	(34.3)	182.7	(946.5)	n.a.

Net income	1,260.9	1,022.3	23.3	1,231.3	2.4	4,936.6	3,715.9	32.9

Consolidated in R$ million	12/31/14	12/31/13	∆%

ASSETS	73,065.3	69,503.8	5.1

Current assets	15,517.4	15,899.4	(2.4)
Cash and cash equivalents	4,692.7	6,543.9	(28.3)
Accounts receivable from customers	8,221.5	6,978.8	17.8
Provision for doubtful accounts	(1,497.5)	(1,176.0)	27.3
Inventories	479.8	505.6	(5.1)
Recoverable taxes	2,202.7	2,192.0	0.5
Escrow deposits and frozen assets	202.2	166.9	21.2
Derivatives transactions	613.9	89.5	585.9
Dividends and interest on shareholders equity	0.0	1.2	n.a.
Prepaid expenses	303.6	257.3	18.0
Credit from associated companies	38.2	35.0	9.1
Other assets	260.3	305.2	(14.7)

Non-Current Assets	57,547.9	53,604.4	7.4
Accounts receivable from customers	421.2	352.7	19.4
Provision for doubtful accounts	(121.8)	(95.6)	27.4
Financial Investments	125.4	106.5	17.7
Recoverable taxes	340.2	368.4	(7.7)
Deffered taxes	144.8	210.3	(31.1)
Escrow deposits and frozen assets	4,543.1	4,148.3	9.5
Derivatives transactions	152.8	329.6	(53.6)
Credit from associated companies	34.8	62.7	(44.5)
Other assets	86.3	90.5	(4.6)
Investments	79.8	86.3	(7.5)
Property, plant and equipment, net	20,453.9	18,441.6	10.9
Intangible assets, net	31,287.4	29,503.1	6.0

LIABILITIES	73,065.3	69,503.8	5.1

Current liabilities	16,011.0	13,731.0	16.6
Payroll and related charges	591.4	431.4	37.1
Suppliers and accounts payable	7,641.2	6,914.0	10.5
Taxes	1,281.7	1,315.2	(2.5)
Loans and financing	1,509.5	1,236.8	22.0
Debentures	755.0	286.9	163.2
Dividends and interest on shareholders equity	1,495.3	1,187.5	25.9
Provisions	674.3	561.4	20.1
Derivatives transactions	23.0	44.5	(48.3)
Payables to associated companies	97.5	95.0	2.6
Deferred revenues	717.0	817.5	(12.3)
Authorization licenses	415.3	58.5	609.9
Other liabilities	809.8	782.3	3.5

Non-Current Liabilities	12,104.2	12,878.4	(6.0)
Payroll and related charges	118.8	18.7	535.3
Taxes	67.1	75.0	(10.5)
Deferred taxes	0.0	722.6	n.a.
Loans and financing	2,123.1	3,215.2	(34.0)
Debentures	3,411.6	4,014.7	(15.0)
Provisions	4,461.7	4,062.4	9.8
Derivatives operations	24.1	24.8	(2.8)
Payables to associated companies	22.3	10.2	118.6
Deferred revenues	482.8	253.7	90.3
Obligations with post-employment benefit plans	456.1	370.3	23.2
Lincence of authorization	763.7	0.0	n.a.
Other liabilities	172.9	110.8	56.0

Shareholders' equity	44,950.1	42,894.4	4.8
Capital Stock	37,798.1	37,798.1	0.0
Premium on acquisition of non-controlling interest	(70.4)	(70.4)	0.0
Capital Reserve	2,686.9	2,686.9	0.0
Profit Reserve	1,534.5	1,287.5	19.2
Additional proposed dividends	2,768.6	1,175.5	135.5
Other comprehensive income	232.4	16.8	1,283.3

conference call

English

Date: February 24, 2015 (Tuesday)

Time: 7:00 p.m. (Brasilia) and 5:00 p.m. (New York)

Telephone: +1 (412) 317-6776

Access Code: Telefonica Brasil

Webcast: http://webcast.neo1.net/Cover.aspx?PlatformId=u2NzD2M5sGEdjmYPVDz%2F%2Bw%3D%3D

A replay of the conference call can be accessed, one hour after the event, until March 06, 2015. Telephone: 1 (412) 317-0088 - Code: 10059010#.

Telefonica Brasil - Investor Relations

Paulo Cesar Teixeira Alberto Horcajo Aguirre Luis Carlos Plaster Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 24, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director